January 11, 2006


CONFIDENTIAL FOR USE OF THE COMMISSION ONLY
VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Vanessa Robertson

RE:      ALPHA INNOTECH CORP.
         FORM 8-K FILED ON DECEMBER 27, 2005
         FILE NO.  001-14257

Dear Ms. Robertson:

         On behalf of Alpha Innotech Corp. ("Alpha Innotech" ), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in its letter dated December 28, 2005 in connection with the filing of the above-referenced Form 8-K (the "Form 8-K"). Alpha Innotech is concurrently filing Amendment No. 1 to the Form 8-K (the "Amendment").

         The Amendment reflects Alpha Innotech's responses as described herein, and the numbered responses set forth below correspond to the numbers set forth in your letter. For your convenience, we have included the Staff's comments in bold typeface before each of our responses.

ITEM 4.01(a)

1. PLEASE AMEND THE FIRST PARAGRAPH OF YOUR FILING TO STATE WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED AS REQUIRED BY ITEM 304(a)(1)(i) OF REGULATION S-B. IT IS NOT SUFFICIENT TO STATE THAT THE COMPANY "ENDED THE ENGAGEMENT" OF THE ACCOUNTANT.

         In response to the Staff's comments, Alpha Innotech has amended the first paragraph of its filing to state that it has dismissed its former accountant as required by Item 304(a)(1)(i) of Regulation S-B.


2. PLEASE AMEND THE SECOND PARAGRAPH OF YOUR FILING TO STATE WHETHER THE PRINCIPAL ACCOUNTANT'S REPORT ON THE FINANCIAL STATEMENTS FOR EITHER OF THE PAST TWO YEARS CONTAINED AN ADVERSE OPINION OR DISCLAIMER OF OPINION. YOUR CURRENT DISCLOSURE ONLY COVERS THE MOST RECENT YEAR. IN ADDITION, PLEASE AMEND THE REPORT TO STATE WHETHER DURING THE REGISTRANT'S TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD PRECEDING SUCH RESIGNATION, DECLINATION OR DISMISSAL THERE WERE ANY DISAGREEMENTS WITH THE FORMER ACCOUNTANT. YOUR CURRENT DISCLOSURE ONLY COVERS THE MOST RECENT FISCAL YEAR END AND THE SUBSEQUENT INTERIM PERIOD PRECEDING THE TERMINATION.


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January 11, 2006
Page 2


         In response to the Staff's comment, Alpha Innotech revised the second paragraph of its filing to state that for the past two fiscal years the principal accountant reports did not contain an adverse opinion or disclaimer of opinion. Alpha Innotech further amended its report to state that during the past two fiscal years and the subsequent interim period preceding the termination, there were no disagreements with the former accountants.

3. TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANT STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

         In response to the Staff's comment,  Alpha Innotech included an updated
Exhibit 16 letter in the Amendment.


         Alpha  Innotech  has   authorized   the   undersigned  to  provide  its
acknowledgement that:

         o Alpha Innotech is responsible for the adequacy and accuracy of the disclosure in the Amendment;

         o The Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing of the Amendment;

         o Alpha Innotech may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the deferral securities laws of the United States.


                                            Very truly yours,

                                            /s/ Marina Remennik
                                            --------------------
                                            Marina Remennik
                                            Heller Ehrman LLP